Mail Stop 3561

March 12, 2010

VIA U.S. MAIL

Jay T. Schwartz
Director and President
Audience Productions, Inc.
2311 N. 45th Street, Suite 310
Seattle, WA 98103

Re: **Audience Productions, Inc.**
       Amendment No. 4 to the Registration Statement on Form S-1
       Filed February 25, 2010
       File No. 333-162589

Dear Mr. Schwartz:

        We have reviewed your response to our letter dated February 11, 2010 and have
the following additional comments. Please note that page references refer to the marked
version of your filing provided by counsel.

Prospectus cover page

   1. Please disclose here that interest will not accrue on investor funds in the impound
       account.

Prospectus Summary, page 1

   2. We note your response to our prior comment 5 and reissue in part. Disclose here
       that loans from officers will be paid back with proceeds from the offering.

   3. Please revise to disclose how, in the event that your officers purchase the Film,
       you will ensure that the sale is for fair market value, whether by obtaining a
       fairness opinion or other means.

Risk Factors, page 5

   4. Please add a risk factor addressing the limited experience of your officers at
       managing a public company.

2. API may not be able to absorb the costs of being a public company, page 5

5. We note your response to prior comment 9.   Please revise this risk factor to quantify your estimated compliance costs.

25. There is a risk that API's advertising, page 9

6. We note your response to prior comment 9. Please expand this risk factor to briefly explain why advertising on third party websites risk liability under sections 5 and 12 of the Securities Act.

Determination of Offering Price, page 10

7. It appears from your disclosure that budgetary disclosure may have been expertized by Eugene Mazzola. If so, please include his consent in the next amendment.

8. Please revise to briefly explain the circumstances that would potentially preclude you from successfully obtaining a completion bond. Also, add a risk factor in this regard.

Plan of Distribution, page 12

9. Please revise throughout to remove repetitive disclosure. We note that the second paragraph on page 12 is repeated virtually verbatim from disclosure on page 4 and is subsequently repeated again. Additional examples include paragraphs 1 to 5 on pages 2 and 3 and disclosure under "Internet Advertising" on page 13.

Internet Advertising, page 13

10. Please revise to disclose the estimated costs of your internet advertising efforts or advise.

Use of Proceeds, page 18

11. We note your response to our prior comments 5 and 7. Please revise the table on page 20 to include repayments to officers as a line item rather than as footnoted disclosure.

Material Provisions Contained Within the Production Services Agreement, page 19

12. Please revise to disclose in the table the estimated time frames for completion of those tasks that are currently disclosed as "TBD."

Exhibit 99.1

13. Refer to paragraph 2(vi). Please note that representations and warranties regarding investors' ability to bear the economic risks and potential total loss of an investment are inappropriate. Accordingly, please delete this paragraph.

Slide 12

14. We note your response to our prior comment 21 and reissue. <u>Pinter v. Dahl</u> involved an investor in an offering recommending to others that they invest in the same offering that needed to reach a certain dollar amount to close, as yours does. The case was remanded for additional fact-finding about the motives of the investor soliciting others to invest. In your response, please provide us with additional analysis as to how you are able to state conclusively that investors would have no financial motive in making recommendations as that would appear to be unknowable to you in advance. We believe that it is plausible that an investor might be motivated to recommend this investment because his future ability to profit from the investment is foreclosed if the offering is unsuccessful. Please also address in your analysis the implication of those facts that are distinguishable from the facts in <u>Pinter</u>, most notably that it appears that your website serves as a conduit for investors to make recommendations.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (206) 749-9261
     Noel Howe, Esq.
     Beacon Law Advisors